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CONFIDENTIAL

January 19, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

Office of Technology

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin, Kathleen Collins, Eiko Yaoita Pyles and Jan Woo

Re:	TELUS International (Cda) Inc. Registration Statement on Form F-1 Submitted January 8, 2020 File No. 333-251993

Ladies and Gentlemen:

On behalf of TELUS International (Cda) Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as contained in your letter, dated January 14, 2021 (the “Comment Letter”), to the Company regarding the Company’s above-referenced registration statement (File No. 333-251993) on Form F-1, filed with the SEC on January 8, 2021.

To facilitate your review of the Company’s responses, we have repeated your comment in italics followed immediately by the response of the Company. Simultaneously with the transmission of this letter, the Company is publicly filing via EDGAR its amendment to its registration statement on Form F-1 (“Amendment No. 1”), responding to the Staff’s comment and including certain other revisions and updates. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1. Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1.

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SHEARMAN.COM

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the state of Delaware, which laws limit the personal liability of partners.

Risk Factors

Two clients account for a significant portion of our revenue..., page 25

1.	Revisions indicate that both Google and a leading social media company have accounted for a material portion of your revenue in recent periods. Please revise to identify the social media company and to provide summaries of your material contracts with Google and this social media company.

The Company respectfully submits that disclosure of the identity of the Company’s leading social media company client is not required under Part I, Item 4 of Form F-1, which references Part I, Item 4.B.6 of Form 20-F. Additionally, although not applicable to the Company, Item 101(c) of Regulation S-K similarly does not require the disclosure of the name of a client of the Company. The revised principals-based topics now covered by Item 101(c) of Regulation S-K no longer include the threshold to disclose a customer’s name if they account for a certain percentage of consolidated revenue. Item 4.B.6. of Form 20-F requires “[s]ummary information regarding the extent to which the company is dependent, if at all, on…contracts (including contracts with customers or suppliers)…where such factors are material to the company’s business or profitability”. While the Company does consider the loss of revenue from any one of its largest clients significant, warranting appropriate risk factor disclosure of the potential consequences of such loss, the Company does not believe investors will be more informed of these risks by knowing the identity of this particular client. The leading social media company client is a well-known company. Further, the Company does not believe the identity of this client is material to the Company’s business or profitability or to an understanding of the contractual relationship with the client.

The Company respectfully submits that it has provided extensive disclosure of the material terms of its client contracts and the nature of its relationship with Google and its leading social media company client. The material terms of the Company’s contracts are generally consistent across all clients, other than with TELUS Corporation. The Company believes those terms have been adequately disclosed in Amendment No. 1, see “Risk Factors – “Our client contracts…financial condition and cash flows” on pages 28 to 29 and “Management’s Discussion and Analysis of Results of Operations and Financial Condition – Revenue” on pages 109 to 110. The key differences among client contractual arrangements are focused on the specific services to be provided, the service levels to be met by the Company and the pricing framework, all of which is competitively sensitive information. In response to the Staff’s comment, the Company has supplemented the disclosure regarding the contractual arrangements with its clients, see pages 109 to 110. Additionally, the Company has disclosed detailed “case studies” that describe its relationship with each of Google and its leading social media company client, along with five other clients, see pages 164 to 169. These case studies provide a comprehensive overview of the relationship the Company maintains with each of these clients, including how the relationship has developed and the types of services that the Company provides to each of these clients.

Additionally, the Company respectfully submits that both the Company and the leading social media company client consider the client’s identity to be highly confidential and the social media company has not consented to disclosure of its name.

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The Company believes its current disclosures related to its clients are sufficient for investors to make an informed investment decision.

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We thank the Staff in advance for its consideration of Amendment No. 1 and hope the Staff finds that the foregoing answer is responsive to its comment. If you should have any questions or further comments with respect to Amendment No. 1, please do not hesitate to contact me at (212) 848-8414.

Yours very truly,

/s/ Lona Nallengara

Lona Nallengara

cc:	Jeffrey Puritt, TELUS International (Cda) Inc.
Vanessa Kanu, TELUS International (Cda) Inc.
Janesh Patel, TELUS International (Cda) Inc.
David So, TELUS International (Cda) Inc.
Jason Lehner, Shearman & Sterling LLP
Daniel Yao, Shearman and Sterling LLP

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